Mail Stop 4561
                                                           April 20, 2018


Ms. Zhixin Liu
Chief Executive Officer
Datasea, Inc.
1 Xinghuo Rd. Changning Building, 11th Floor
Fengtai District, Beijing, People's Republic of China 100070

       Re:      Datasea, Inc.
                Amendment No. 2 to Registration Statement on Form S-1 Filed April 5, 2018
                File No. 333-221906

Dear Ms. Liu:

       We have reviewed your amended registration statement and have the following comment.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"We depend upon the VIE Agreements in conducting our business in the PRC...," page 14

1. We note that the VIE agreements contain provisions for the resolution of disputes through arbitration pursuant to PRC laws. Please expand the disclosure to discuss the impact, if any, of these provisions on shareholders' rights to pursue claims under the
       United States federal securities laws.
 Ms. Zhixin Liu
Datasea, Inc.
April 20, 2018
Page 2

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at
(202) 551-6711 or me at (202) 551-3453 with any other questions.

                                                         Sincerely,

                                                         /s/ Jan Woo

                                                         Jan Woo
                                                         Legal Branch Chief
                                                         Office of Information
Technologies
                                                         and Services

cc:    Richard I. Anslow, Esq.
       Ellenoff Grossman & Schole LLP